News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 22, 2021

 Seabridge Gold Publishes 2020 Annual Report to Shareholders

Toronto, Canada... Seabridge Gold announced today that its 2020 Annual Report to shareholders is now available on its website at https://www.seabridgegold.com/investors/financial-reports. The theme of this year's Annual Report is "Gold and Green" which recognizes that our company's immense copper resource rivals our gold resource in value and establishes Seabridge as a major potential contributor to a low-carbon future for Canada and the world.

In every annual report, the Company reviews the success of its programs for the year just ended measured against previously announced goals and sets out its plans and objectives for the current year.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com